E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

September 26, 2023

CONFIDENTIAL AND VIA EDGAR

Draft Offering Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Casa Shares Assets, LLC
Confidential Submission of Draft Offering Statement on Form 1-A

Ladies and Gentlemen:

On behalf of our client, Casa Shares Assets, LLC, a Delaware series limited liability company (the “Company”), we hereby submit a draft Offering Statement on Form 1-A (the “Draft Offering Statement”) relating to the proposed Regulation A offering of membership interests in the Company’s initial series, Casa Shares Series Lorene LLC.

The Draft Offering Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to Rule 252 (d) Non-Public Submission, under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company confirms (i) that it has not previously sold its securities pursuant a qualified offering statement under Regulation A or an effective registration statement under the Securities Act and (ii) that it understands that its offering statement under Regulation A shall not be qualified less than 21 calendar days after its public filing with the Commission.

If you have any question regarding the Draft Offering Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Mirza Beg, Chief Executive Officer
Casa Shares Assets, LLC

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036